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EXHIBIT (a)(8)

EMAIL COMMUNICATION REPORTING RESULTS TO TENDERING OPTIONHOLDERS

Dear Optionholder:

        On behalf of Saba Software, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options (the "Options") granted under the Saba Software, Inc. 1997 Stock Incentive Plan, as amended (the "1997 Incentive Plan") and the Saba Software, Inc. 2000 Stock Incentive Plan, (the "2000 Incentive Plan" and collectively with the 1997 Incentive Plan, the "Incentive Plans") for new options the Company will grant under the Incentive Plans (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated June 3, 2002 (the "Offer of Exchange").

        The Offer expired at 12:00 midnight, Pacific time, on June 28, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of                        shares of Common Stock and canceled all such Options.

        The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

        In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under the Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that:

    the per share exercise price under the New Option will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the New Option; and

    Both vested and unvested options under the cancelled options will be subject to vesting under the new options. The vesting period of each new option will start on the date that the new options are granted and end 12 months after the end of the vesting period stated in the cancelled options. In no event, however, will the new vesting period exceed four years. The new options will vest in equal quarterly installments over the vesting period of the new options (proportionately adjusted for any partial quarter at the end of the new vesting period)

        In accordance with the terms of the Offer, the Company will grant you the New Option on a date determined by the board of directors, anticipated to be on or about January 2, 2003. At that time, as described in the Offer to Exchange, you will receive a New Option Agreement executed by the Company.

        In accordance with the terms of the Offer, and as provided in the Incentive Plans, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Option. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.

        If you have any questions about your rights in connection with the grant of a New Option, please call Yvonne Selner, at (650) 581-2593

Attachment

Exh. (a)(8)-1

Attachment

Option Grant Date	No. of Option Shares

Exh. (a)(8)-2

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EXHIBIT (a)(8)